UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, May 12, 2009

Ordinary Shareholders’ Meeting of May 26, 2009

Details concerning the availability of information on the Shareholders’ Meeting

The France Telecom ordinary shareholders’ meeting will be held at 4pm on Tuesday, May 26, 2009 at the Palais des Congrès – 2, place de la porte Maillot, 75017 Paris.

The meeting notices were published in the April 1 and May 6, 2009 issues of the Bulletin des Annonces Légales Obligatoires.

All documents and information regarding the shareholders’ meeting can be viewed on the company’s website at: http://www.orange.com/finance/actionnaires.

In addition, shareholders can request by mail or telephone any of the documents or information specified in article R. 225-83 of the French Commercial Code, and can consult the documentation mentioned in article R. 225-89 of the French Commercial code at the company’s headquarters in the legal department.

phone:	1010 or 0800 05 1010 from France or + 33 1 60 95 87 24 from outside France
mail:	France Télécom – Assemblée Générale BP 1010 – 75721 Paris Cedex 15
headquarters:	6, place d’Alleray – 75015 Paris

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (12.7 billion euros in the first quarter of 2009) and, at 31 March 2009, a customer base of almost 184 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers. At the first quarter of 2009, the Group had 123 million mobile customers worldwide and 13 million broadband Internet (ADSL) customers in Europe. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com press contacts: +33 1 44 44 93 93

Bertrand Deronchaine, bertrand.deronchaine@orange-ftgroup.com

Sébastien Audra, sebastien.audra@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 14, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer